1875 K Street, N.W. Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

February 2, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,713

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,713 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares MSCI Argentina Global Exposure ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks to track the investment results of a broad-based index with exposure to Argentinian equities, as defined by the index provider.

The Fund seeks to track the investment results of the MSCI All Argentina 25/50 Index (the “Underlying Index”), which is designed to measure the broad Argentina equity universe, while including a minimum number of constituents, as defined by MSCI, Inc. (“MSCI”). The Underlying Index consists of equity securities of companies (i) that are classified in Argentina according to the MSCI Global Investable Market Index Methodology, together with (ii) companies that are not classified in Argentina according to the MSCI Global Investable Market

Index Methodology, but are either headquartered or listed in Argentina and have significant linkage to Argentina, as defined by MSCI, or (iii) have an economic exposure greater than 10% to Argentina, as defined by MSCI, where the criteria outlined in (i) and (ii) do not result in the target number of securities and issuers. The Underlying Index is a free float-adjusted market capitalization-weighted index with a capping methodology applied to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight, and all issuers with a weight above 5% do not cumulatively exceed 50% of the Underlying Index weight. The Underlying Index may include large-, mid- or small-capitalization companies. Components of the Underlying Index primarily include energy, financials and information technology companies. Companies with economic exposure or significant linkage to Argentina may include companies organized, listed or with significant operations in developed countries. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

The Fund generally will invest at least 90% of its assets in the component securities of the Underlying Index and in investments that have economic characteristics that are substantially identical to the component securities of the Underlying Index (i.e., depositary receipts representing securities of the Underlying Index) and may invest up to 10% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the Underlying Index, but which BFA believes will help the Fund track the Underlying Index. The Underlying Index includes depositary receipts, such as American depositary receipts and global depositary receipts as component securities and may include securities represented by either a local listing or foreign listing. The Fund seeks to track the investment results of the Underlying Index before fees and expenses of the Fund.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,667 filed pursuant to Rule 485(a)(2) on August 15, 2016, relating to iShares 5-10 Year USD Bond ETF, which became effective on October 31, 2016.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 1,667, filed pursuant to Rule 485(a)(2) on August 15, 2016, relating to iShares 5-10 Year USD Bond, which became effective on October 31, 2016.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Investment Adviser,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,”

“Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Householding,” “Distribution,” and “Financial Highlights.”

In the Statement of Additional Information:

“Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services – Investment Adviser,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Determination of Net Asset Value,” “Additional Information Concerning the Trust – Shares,” “Additional Information Concerning the Trust – Termination of the Trust or the Fund,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Creation and Redemption of Creation Units – Role of Authorized Participant,” “Creation and Redemption of Creation Units – Purchase Orders,” “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units,” “Taxes – Taxation of RICs,” Taxes – Excise Tax,” “Taxes – Sales of Shares,” Taxes – Back-Up Withholding,” “Taxes – Sections 351 and 362,” “Taxes – Reporting,” “Financial Statements,” and “Miscellaneous Information.”

* * * * *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre, Esq.

Michael Gung

Seong Kim

Joel Whipple

[1]	See Inv. Co. Act Release No. 13768 (Feb. 15, 1984).